                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                             On2 Technologies, Inc.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   68338A-10-7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------
                             Joseph B. Wollard, Esq.
                                 Citigroup Inc.
                                 425 Park Avenue
                               New York, NY 10043
                                 (212) 559-1000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 20, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                           -------------------------
CUSIP No. 68338A-10-7                SCHEDULE 13D         Page 1 of 15 pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              The Travelers Insurance Company ("TIC")
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              WC
--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                       |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Connecticut
--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                        0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       10,958,572**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                        0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       10,958,572**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              10,958,572**
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                           |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              16.8%**
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              IC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**Represents (1) 1,600,000 shares of Common Stock directly beneficially owned by TIC, (2) 400,000 shares of Common Stock indirectly beneficially owned by TIC through ownership of 400,000 Preferred Stock Purchase Units ("Company Units") issued by On2 Technologies, Inc. (the "Company"), (3) options to purchase 30,000 shares of Common Stock, (4) 3,571,429 shares of the Company's Series C-VI Preferred Stock, no par value ("Series C-VI Preferred") and (5) 5,357,143 warrants ("Series C-VI Warrants"). Each Company Unit consists of one share of no par value Series A Convertible Preferred Stock ("Series A Preferred"). Each share of Series A Preferred is non-voting and may be converted at the Reporting Person's option, at any time, into one share of the Company's Common Stock. Each share of Series C-VI Preferred is non-voting and may be converted into one share of Common Stock, subject to certain terms and conditions. Each Series C-VI Warrant may be exchanged for one share of Common Stock at an exercise price of $0.56 per share, subject to certain terms and conditions.

-----------------------------                     ------------------------------
CUSIP No. 68338A-10-7              SCHEDULE 13D            Page 2 of 15  pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              The Travelers Indemnity Company ("Travelers Indemnity")
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              WC
--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Connecticut
--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                        0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       11,786,995**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                        0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       11,786,995**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              11,786,995**
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                             |_|
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             18.0%**
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

             IC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents (1) 2,039,292 shares of Common Stock directly beneficially owned by Travelers Indemnity, (2) 2,578,947 shares of the Company's Series C-IV Preferred Stock, par value of $0.01 per share ("Series C-IV Preferred"), (3) 644,741 Series C-IV Warrants ("Series C-IV Warrants"), (4) 5,227,552 shares of the Company's Series C-V Preferred Stock, par value of $0.01 per share ("Series C-V Preferred"), and (5) 1,296,463 Series C-V Warrants ("Series C-V Warrants"). Each share of Series C-IV and C-V Preferred is non-voting and may be converted into one share of Common Stock, subject to certain terms and conditions. Each Series C-IV and C-V Warrant may be exchanged for one share of Common Stock, subject to certain terms and conditions.

-----------------------------                       ----------------------------
CUSIP No. 68338A-10-7              SCHEDULE 13D           Page 3  of 15  pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Travelers Insurance Group Holdings, Inc. ("TIGHI")

--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                        0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       11,786,995**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                        0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       11,786,995**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              11,786,995**

--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              18.0%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by Travelers Indemnity.

------------------------------                      ----------------------------
CUSIP No. 68338A-10-7                SCHEDULE 13D         Page 4 of 15  pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Travelers Property Casualty Corp. ("TAP")
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Connecticut

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                        0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       11,786,995**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                        0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       11,786,995**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              11,786,995**

-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              18.0%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by Travelers Indemnity.

------------------------------                      ----------------------------
CUSIP No. 68338A-10-7                SCHEDULE 13D         Page 4 of 15  pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Citigroup Alternative Investments LLC ("CAI")
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                        0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       22,752,317**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                        0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       22,752,317**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              22,752,317**

-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              30.4%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              IA

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by Travelers Indemnity and TIC and managed by CAI on behalf of these companies.

------------------------------                      ----------------------------
CUSIP No. 68338A-10-7                SCHEDULE 13D         Page 4 of 15  pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Citigroup Investments Inc. ("CII")
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                        0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       22,752,317**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                        0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       22,752,317**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              22,752,317**

-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              30.4%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by Travelers Indemnity and TIC and managed by CAI.

-------------------------------                        -------------------------
CUSIP No. 68338A-10-7                SCHEDULE 13D           Page 5 of 15  pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Citigroup Insurance Holding Corporation ("CIHC")
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)             |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Georgia
--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                        0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       10,958,572**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                        0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       10,958,572**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              10,958,572**

--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              16.8%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by TIC.

---------------------------                            -------------------------
CUSIP No. 68338A-10-7                SCHEDULE 13D          Page 6 of 15  pages
------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Associated Madison Companies, Inc. ("Associated Madison")
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                               |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                        0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       10,958,572**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                        0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       10,958,572**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              10,958,572**
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES*                                       |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              16.8%**
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by TIC.

--------------------------                        ------------------------------
CUSIP No. 68338A-10-7            SCHEDULE 13D               Page 7 of 15  pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Citigroup Inc. ("Citigroup")
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)             |_|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                        0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       22,752,317**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                        0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       22,752,317**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              22,752,317**

--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              30.4%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents (i) 11,786,995 shares directly beneficially owned by Travelers Indemnity and 10,958,572 shares directly owned by TIC managed by CAI on behalf of these companies and (ii) 6,750 shares directly beneficially owned by other subsidiaries of Citigroup Inc.

SCHEDULE 13D

This Amendment No. 7 to the Schedule 13D filed on May 17, 2000, as amended by Amendment No. 1 filed on June 16, 2000, Amendment No. 2 filed on July 23, 2001, Amendment No. 3 filed on August 17, 2001, Amendment No. 4 filed on April 12, 2002, Amendment No. 5 filed on August 23, 2002, and Amendment No. 6 filed on April 5, 2002 relates to the Common Stock, par value $0.01, of On2 Technologies, Inc., formerly known as On2.com, Inc. (the "Company"), a Delaware corporation. Information contained in the original Schedule 13D remains in effect except to the extent that it is superseded by subsequently filed information, including the information contained in this Amendment No. 7.

Information given in response to each item of this Schedule 13D shall be deemed incorporated by reference in all other items. Terms used and not defined herein have the meaning ascribed to them in said Schedule 13D.


ITEM 2. INDENTITY AND BACKGROUND

         The response to Item 2 of the Schedule 13D is hereby amended and supplemented as follows.

(a) This Schedule 13D is being filed by (i) The Travelers Insurance Company, a Connecticut corporation ("TIC"), by virtue of its beneficial ownership of the Company's Common Stock (including securities that may be converted into Common Stock), (ii) The Travelers Indemnity Company, a Connecticut corporation ("Travelers Indemnity"), by virtue of its beneficial ownership of the Company's Common Stock (including securities that may be converted into Common Stock),
(iii) Travelers Insurance Group Holdings Inc., a Delaware corporation ("TIGHI"), by virtue of its ownership of all of the outstanding common stock of Travelers Indemnity, (iv) Travelers Property Casualty Corp., a Connecticut corporation ("TAP"), by virtue of its ownership of all of the outstanding common stock of TIGHI, (v) Citigroup Alternative Investments LLC, a Delaware corporation ("CAI") by virtue of its management of the Company's securities on behalf of Travelers Indemnity and TIC, (vi) Citigroup Investments Inc., a Delaware corporation ("CII"), by virtue of its ownership of all the outstanding common stock of CAI,
(vii) Citigroup Insurance Holding Corporation, a Georgia corporation ("CIHC"), by virtue of its ownership of all of the outstanding common stock of TIC, (viii) Associated Madison Companies, Inc., a Delaware corporation ("Associated Madison"), by virtue of its ownership of all of the outstanding common stock of CIHC, and (ix) Citigroup Inc., a Delaware corporation ("Citigroup"), by virtue of its ownership of all the outstanding common stock of Associated Madison and CII (collectively, the "Reporting Persons," and each a "Reporting Person"). As of August 20, 2002, (i) CAI manages investments on behalf of TAP and Citigroup and (ii) TAP is no longer a majority owned subsidiary of CIHC.

     Attached as Schedule A is information concerning each executive officer and director of TIC, Travelers Indemnity, CAI and Citigroup. Schedule A is incorporated into and made a part of this Schedule 13D.

     (b) The address of the principal business and principal place of business of each of TIC, Travelers Indemnity, TIGHI and TAP is One Tower Square, Hartford, Connecticut 06183. The address and principal place of business of CIHC is 3120 Breckinridge Boulevard, Duluth, Georgia 30199. The address and principal place of business of each of CAI, CII, Associated Madison and Citigroup is 399 Park Avenue, New York, New York 10043.

     (c) TIC's principal business is life insurance. Travelers Indemnity's principal business is property and casualty insurance. TIGHI and TAP are holding companies principally engaged, through their subsidiaries, in property and casualty insurance. CAI is an investment adviser, registered under Section 203 of the Investment Advisers Act of 1940, principally engaged investment management. CII is a holding company principally engaged, through its subsidiaries, in financial management and other related services. CIHC and Associated Madison are holding companies principally engaged, through their subsidiaries, in insurance and related financial services. Citigroup is a diversified holding company providing, through its subsidiaries, a broad range of financial services to consumer and corporate customers worldwide.

     (d) During the last five years, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of TIC, Travelers Indemnity and TAP is a Connecticut corporation. CIHC is a Georgia corporation. Each of CAI, CII, TIGHI, Associated Madison and Citigroup is a Delaware corporation. Except as otherwise indicated on Schedule A, to the knowledge of each Reporting Person, each executive officer and director named in Schedule A to this Schedule 13D are citizens of the United States.


ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

     The response to Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

     The percentage calculations in Item 5 of this Schedule 13D are based upon 55,802,118 shares of Common Stock outstanding based on the Company's Form 10-Q filed on August 13, 2002.

     (a) TIC. As of August 20, 2002, TIC beneficially owns 10,958,572, or 16.8%, of the Company's Common Stock, as follows: (i) TIC is the direct beneficial owner of 1,600,000 shares of Common Stock; (ii) TIC is the indirect beneficial owner of 400,000 shares of Common Stock through ownership of 400,000 Preferred Stock Purchase Units, each of which may be converted into one share of Common Stock at any time; (iii) TIC is the indirect beneficial owner of 30,000 shares of Common Stock through ownership of stock options the Company granted to Jack L, Rivkin, a member of the Company's Board of Directors, at a time when Mr. Rivkin was an employee of a subsidiary of Citigroup (Mr. Rivkin has assigned his interest in the options to TIC); (iv) TIC is the indirect beneficial owner of 3,571,429 shares of Common Stock through ownership of 3,571,429 shares of the Company's Series C-VI Preferred Stock, each of which may be exchanged, subject to certain conditions, for one share of Common Stock; and (v) TIC is the indirect beneficial owner of 5,357,143 shares of Common Stock through ownership of 5,357,143 Series C-VI Warrants, each of which may be exchanged, subject to certain conditions, for one share of Common Stock at an exercise price of $0.56 per share. TIC disclaims beneficial ownership of the 11,786,995 shares of Common Stock held by Travelers Indemnity and the 6,750 shares of Common Stock held by other subsidiaries of Citigroup.

     TRAVELERS INDEMNITY. As of August 20, 2002, Travelers Indemnity beneficially owns 11,786,995 shares, or 18.0%, of the Company's Common Stock, as follows: (i) Travelers Indemnity is the direct beneficial owner of 2,039,292 shares of Common Stock; (ii) Travelers Indemnity is the indirect beneficial owner of 2,578,947 shares of Common Stock through ownership of 2,578,947 shares of Series C-IV Preferred Stock, each of which may be converted into one share of Common Stock at any time; (iii) Travelers Indemnity is the indirect beneficial owner of 644,741 shares of Common Stock through ownership of 644,741 Series C-IV Warrants, each of which may be exchanged, subject to certain conditions, for one share of Common Stock at an exercise price of $2.65 per share; (iv) Travelers Indemnity is the indirect beneficial owner of 5,227,552 shares of Common Stock through ownership of 5,227,552 shares of Series C-V Preferred Stock, each of which may be converted into one share of Common Stock at any time; and (v) Travelers Indemnity is the indirect beneficial owner of 1,296,463 shares of Common Stock through ownership of 1,296,463 Series C-V Warrants, each of which may be exchanged, subject to certain conditions, for one share of Common Stock at an exercise price of $1.14 per share. Travelers Indemnity disclaims beneficial ownership of the 10,958,572 shares of Common Stock held by TIC and the 6,750 shares of Common Stock held by other subsidiaries of Citigroup.

         CAI. As of August 20, 2002, CAI indirectly beneficially owns, by virtue of its management of investments for the benefit of TAP, 11,786,995 shares, of 18.0%, of Common Stock representing the Common Stock beneficially owned by Travelers Indemnity. CAI disclaims beneficial ownership of the 10,958,572 shares of Common Stock held by TIC and the 6,750 shares of Common Stock held by other subsidiaries of Citigroup.

     CII, TIGHI AND TAP. As of August 20, 2002, each of CII, TIGHI and TAP indirectly beneficially owns, exclusively through their holding company structures, 11,786,995 shares, or 18.0%, of Common Stock representing the Common Stock beneficially owned by Travelers Indemnity. Each of CII, TIGHI and TAP disclaims beneficial ownership of the 10,958,572 shares of Common Stock held by TIC and the 6,750 shares of Common Stock held by other subsidiaries of Citigroup.

     CIHC AND ASSOCIATED MADISON. As of August 20, 2002, each of CIHC and Associated Madison indirectly beneficially owns, exclusively through their holding company structures, 10,958,572 shares, or 16.8.4%, of Common Stock representing the Common Stock beneficially owned by TIC. Each of CIHC and Associated
Madison disclaims beneficial ownership of the 11,786,995 shares of Common Stock held by Travelers Indemnity and the 6,750 shares of Common Stock held by other subsidiaries of Citigroup.

     CITIGROUP. As of August 20, 2002, Citigroup indirectly beneficially owns, exclusively through its holding company structure, 22,752,317 shares, or 30.4%, of Common Stock, representing (i) 10,958,572 shares beneficially owned by TIC,
(ii) 11,786,995 shares beneficially owned by Travelers Indemnity and (iii) 6,750 shares beneficially owned by other subsidiaries of Citigroup.

     (b) TIC, CAI, CII, CIHC, Associated Madison and Citigroup may be deemed to share the voting and dispositive power of 10,958,572 shares of Common Stock beneficially owned by TIC. Travelers Indemnity, TIGHI, TAP, CAI, CII, and Citigroup may be deemed to share the voting and dispositive power of 11,786,995 shares of Common Stock beneficially owned by Travelers Indemnity. Citigroup maybe deemed to share the voting and dispositive power of 6,750 shares of Common Stock beneficially owned by other subsidiaries of Citigroup. This Schedule 13D is being filed because of TIGHI's 100% ownership interest in Travelers Indemnity, TAP's 100% ownership interest in TIGHI, CIHC's 100% ownership interest in TIC, Associated Madison's 100% ownership interest in CIHC, CAI's role as an investment adviser to Travelers Indemnity and TIC, CII's 100% ownership interest in CAI and Citigroup's 100% ownership interest in Associated Madison and CII.

(c) The Reporting Persons effected the following transactions in shares of Common Stock during the past 60 days:

     TRAVELERS INDEMNITY. Travelers Indemnity sold in open market transactions 103,300 shares of Common Stock as follows:



             TRADE DATE     SHARES    PRICE
             ----------     ------    -----

             06/07/2002     38,500     0.33

             06/10/2002     20,500     0.33

             06/11/2002      8,900     0.32

             06/13/2002     17,000     0.30

             06/17/2002     13,500     0.30

             06/18/2002      2,500     0.31

             06/21/2002      2,400     0.30


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT           DESCRIPTION
-------           -----------
1                 Joint Filing Agreement among the Reporting Persons

         SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated:      August 30, 2002

      The Travelers Indemnity Company
      -------------------------------

      By:    /s/ Paul Eddy
          ---------------------------
      Name: Paul Eddy
      Title:  Assistant Secretary


      Travelers Insurance Group Holdings Inc.
      ---------------------------------------

      By:    /s/ Paul Eddy
         ---------------------------
      Name: Paul Eddy
      Title:  Assistant Secretary


      Travelers Property Casualty Corp.
      ---------------------------------

      By:    /s/ Paul Eddy
          ---------------------------
      Name: Paul Eddy
      Title:  Assistant Secretary



      Citigroup Alternative Investments LLC
      ---------------------------------

      By:    /s/ Millie Kim
          ---------------------------
      Name: Millie Kim
      Title: Secretary


      Citigroup Investments Inc.
      ---------------------------------

      By:    /s/ Millie Kim
          ---------------------------
      Name: Millie Kim
      Title: Secretary


      The Travelers Insurance Company
      -------------------------------

      By:    /s/ Joseph B. Wollard
          ---------------------------
      Name: Joseph B. Wollard
      Title:  Assistant Secretary


      Citigroup Insurance Holding Corporation
      ---------------------------------------

      By:    /s/ Joseph B. Wollard

         ---------------------------
      Name: Joseph B. Wollard
      Title:  Assistant Secretary


      Associated Madison Companies, Inc.
      ----------------------------------

      By:    /s/ Joseph B. Wollard
         ---------------------------
      Name: Joseph B. Wollard
      Title:  Assistant Secretary

      Citigroup Inc.
      --------------
      By:    /s/ Joseph B. Wollard
         ---------------------------
      Name: Joseph B. Wollard
      Title:  Assistant Secretary




                                  EXHIBIT LIST


EXHIBIT           DESCRIPTION
-------           -----------
1                 Joint Filing Agreement among the Reporting Persons

                                   SCHEDULE A
                                   ----------

THE TRAVELERS INDEMNITY COMPANY


NAME                                TITLE
----                                -----

Jay S. Benet                        Director and Executive Officer
Charles J. Clarke                   Director and Executive Officer
Douglas G. Elliott                  Director and Executive Officer
Joseph P. Lacher, Jr.               Director and Executive Officer
Brian W. MacLean                    Director and Executive Officer
James M. Michener                   Director and Executive Officer
Peter N. Higgins                    Executive Officer
Diana E. Beecher                    Executive Officer
Susan Stonehill Claflin             Executive Officer
David A. Tyson                      Executive Officer
F. Denney Voss                      Executive Officer
W. Douglas Willett                  Executive Officer

                                   SCHEDULE A
                                   ----------

TRAVELERS INSURANCE COMPANY


NAME                                TITLE
----                                -----

George C. Kokulis                   Director and Executive Officer
Glenn D. Lammey                     Director and Executive Officer
Marla B. Lewitus                    Director and Executive Officer
Kathleen A. Preston                 Director and Executive Officer
Stuart L. Baritz                    Executive Officer
Edward W. Cassidy                   Executive Officer
Madelyn J. Lankton                  Executive Officer
Brendan M. Lynch                    Executive Officer
Laura A. Pantaleo                   Executive Officer
David A. Tyson                      Executive Officer
F. Denney Voss                      Executive Officer

                                   SCHEDULE A
                                   ----------

CITIGROUP ALTERNATIVE INVESTMENTS LLC


NAME                                TITLE
----                                -----

Ahmed Fahour                        Director and Executive Officer
Bruce Zimmerman                     Director and Executive Officer
Millie Kim                          Executive Officer

                                   SCHEDULE A
                                   ----------

CITIGROUP INC.


NAME                             TITLE
----                             -----
C. Michael Armstrong             Director
Alain J.P. Belda                 Director (Brazil)
George David                     Director
Kenneth T. Derr                  Director
John M. Deutch                   Director
The Honorable
Gerald R. Ford                   Honorary Director
Alfredo Harp Helu                Director (Mexico)
Roberto Hernandez Ramirez        Director (Mexico)
Ann Dibble Jordan                Director
Reuben Mark                      Director
Michael T. Masin                 Director
Dudley C. Mecum                  Director
Richard D. Parsons               Director
Andrall E. Pearson               Director
Robert E. Rubin                  Director and Executive Officer
Franklin A. Thomas               Director
Sanford I. Weill                 Director and Executive Officer
Arthur Zankel                    Director
Winfried F.W. Bischoff           Executive Officer (United Kingdom and Germany)
Michael A. Carpenter             Executive Officer
Stanley Fischer                  Executive Officer
Thomas Wade Jones                Executive Officer
Deryck C. Maughan                Executive Officer (United Kingdom)
Victor J. Menezes                Executive Officer
Charles O. Prince, III           Executive Officer
William R. Rhodes                Executive Officer
Todd S. Thomson                  Executive Officer
Robert B. Willumstad             Executive Officer